SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2004
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F X   Form 40-F
                                        ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No X
                                      ---    ---



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
         82-_______________.

                                  GENESYS S.A.

          A French societe anonyme with a capital of (euro) 18,307,756

       Registered office: Immeuble l'Acropole, 954-980 avenue Jean Mermoz,
                               34000 Montpellier

          Registry of Commerce and Companies Montpellier: B 339 697 021

     UNOFFICIAL TRANSLATION FOR CONVENIENCE ONLY - FRENCH VERSION PREVAILS.

         Notice of Combined Shareholders' Meeting (Ordinary and Extraordinary)

The shareholders of Genesys SA are hereby informed that a Combined Shareholders' Meeting is to be convened in order to consider the following agenda:

Falling within the ordinary shareholders' meeting:

     - Approval of the corporate financial statements and discharge to directors
     -    Allocation of profit and loss
     - Approval of the consolidated financial statements and discharge to directors
     - Approval of agreements referred to in Article L.225-38 of the French Commercial Code
     -    Determination of the amount of the directors' fees
     -    Renewal of the term of office of a director
     - Authorization to be given to the board of directors in order to carry out transactions in the company's shares
     - Authorization to be given to the board of directors in order to issue bonds
     -    Powers to carry out formalities

Falling within the extraordinary shareholders' meeting

     - Authorization to be given to the board of directors to increase the share capital through issuance - with preferred subscription rights - of shares and/or other securities granting access, immediately or in the future, to shares of the company
     - Authorization to be given to the board of directors to increase the share capital through issuance - without preferred subscription rights
          - of shares and/or other securities granting access, immediately or in the future, to shares of the company
     - Authorization to be given to the board of directors in order to increase the share capital through issuance of shares reserved for employees - without preferred subscription rights in favor of the latter
     - Authorization to be given to the board of directors to increase the share capital through incorporation of premiums, reserves, profits or otherwise
     - Authorization to be given to the board of directors to grant stock options
     -    Powers to carry out formalities

                          Draft text of the Resolutions
                          -----------------------------

FALLING WITHIN THE ORDINARY SHAREHOLDERS' MEETING

First resolution (Approval of the corporate financial statements and discharge to directors)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the management report of the board of directors and the general report of the statutory auditors, approves the balance sheet, the profit and loss statement and the notes thereon for the fiscal year ended December 31, 2003, as they were presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Consequently, the shareholders' meeting grants the directors full and unconditional discharge for their management during the previous fiscal year.

Second resolution (Allocation of profit and loss)

The shareholders' meeting notices that the company achieved, for the fiscal year ended December 31, 2003, a loss amounting to 32,081,227 euros that it decides to allocate to the "Carry Forward". The "Carry Forward" consequently has a negative balance of 172,000,892 euros. The shareholders' meeting furthermore acknowledges that no dividends have been distributed with respect to the previous three fiscal years.

Third resolution (Approval of the consolidated financial statements and discharge to directors)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the reports of the board of directors and statutory auditors, approves the consolidated financial statements for the fiscal year ended December 31, 2003, as presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Consequently, the shareholders' meeting grants the directors full and unconditional discharge for their management during the previous fiscal year.

Fourth resolution (Agreements referred to in Article L. 225-38 of the French Commercial Code)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the special report of the statutory auditor drawn up pursuant to Article L.225-40 of the French Commercial Code, approves the transactions and agreements mentioned therein.

Fifth resolution (Determination of the amount of the directors' fees)

The shareholders' meeting sets at 150,000 euros the amount of directors' fees to be allocated between the directors for the current fiscal year and for each subsequent fiscal year until a new decision is made.

Sixth resolution (Renewal of the term of office of a director)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, renews the term of office as director of Mr. Patrick Jones, residing at 5489 Oak Trail, Carmel, California, USA, for a three-year period.

Consequently, his term of office shall expire upon adjournment of the ordinary shareholders' meeting called to rule on financial statements for the fiscal year 2006.

Seventh resolution (Authorization to be granted to the board of directors to carry out transactions in the company's shares)

The shareholders' meeting, ruling under the quorum and majority conditions of ordinary shareholders' meetings, having read the report of the board of directors, authorizes the board of directors, pursuant to the provisions of Articles L. 225-209 et seq. of the French Commercial Code, to purchase shares of the company:

o    Depending on market conditions;

         or with a view, in particular, to:

o stabilizing the market price of the shares through systematic intervention against market trends; or

o implementing any stock option plan of the company in the context of the provisions of Articles L.225-177 et seq. of the French Commercial Code; or

o implementing any stock purchase plan by the employees under the conditions provided for under the law, in particular Articles L.443-1 et seq. of the French Commercial Code; or

o delivering shares (as exchange, payment or otherwise) in the context of external growth transactions; or

o delivering shares pursuant to the exercise of rights attached to securities that give the right to receive shares of the company, through reimbursement, conversion, exchange, presentation of a warrant or any other means; or

o implementing an asset and financial management policy including the conservation or assignment of said shares.

The purchase of shares of the company may relate to a number of shares such that:

o the number of shares that the company purchases pursuant to the repurchase program does not exceed 0.5% of the shares of the company's capital which, for information purposes, would represent 91,538 shares as at December 31, 2003;

o the number of shares that the company holds at any time does not exceed 10% of the shares of the company's capital.

The acquisition, assignment or transfer of the shares may be carried out at any time (including during a tender offer) and through any means, on the market or over-the-counter, including through acquisition or assignment of blocks of shares or through use of options or other derivative products traded on a regulated market or over-the-counter and by the establishment of options strategies.

The maximum purchase price for the shares in the context of this resolution will be 20 euros per share (or the equivalent of such amount on the same date in any other currency).

In case of resale on the market, the minimum sale price for treasury shares acquired in the context of the share repurchase programs authorized by this shareholders' meeting or prior shareholders' meetings will be 1 euro per share (or the equivalent of such amount on the same date in any other currency).

The global amount allocated to the share repurchase program authorized above may not exceed 1,830,760 euros.

This authorization supersedes as of this date and to the extent not yet used, if any, any prior mandate granted to the board of directors for the purpose of carrying out any transaction in the shares of the company. This authorization is granted for an eighteen-month period as of today's date.

The shareholders' meeting delegates to the board of directors, in case of modification of the par value of the share, capital increase through incorporation of reserves, granting of free shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transaction relating to owners' equity, the power to adjust the aforementioned purchase and sale price in order to take into account the effect of such transactions on the share value.

The shareholders' meeting grants all powers to the board of directors, with possibility to sub-delegate under conditions established by law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide the terms and conditions thereof with possibility to delegate, under conditions established by law, the completion of the purchase program, and in particular to place any order, to enter into any agreement, with a view to keeping share purchase or sale registers, to file any declaration with the French Autorite des marches financiers and any other authority that may take its place, to carry out all formalities and, generally, to perform all necessary actions.

Eighth resolution (Authorization to be given to the board of directors to issue bonds)

The shareholders' meeting, ruling under the quorum and majority conditions of ordinary shareholders' meetings, having read the report of the board of directors:

     - authorizes the board of directors to issue, both in France and abroad, in euros or any other currency or monetary unit set up by reference to several currencies, at one or more times, by public issue or private investment, bonds or other interest-bearing notes granting in a single issuance the same receivables against the company, in particular fixed term or perpetual subordinated securities, whether bearing interest at fixed or variable rate or zero coupon and whether or not bearing warrants granting a right to acquire or subscribe bonds or other securities representing receivables, up to a maximum total nominal amount of 200 million euros or its equivalent in any other currency or monetary unit set up by reference to several currencies on the day of the issuance decision; it being specified that such maximum nominal amount applies globally to bonds or other debt instruments issued directly or following the exercise of warrants, but does not include reimbursement premiums, if planned, and commercial paper, within the meaning of Articles L.213-1 through L.213-4 of the French Monetary and Financial Code, is not concerned by this authorization;

     - delegates to the board of directors all powers to set the amounts, forms and periods, rates and conditions of issuance, amortization and reimbursement of securities to be issued, including the terms and conditions of amortization or early reimbursement with fixed or variable premium or without premium, and, if necessary, to grant them guaranties or sureties;

     - authorizes the board of directors to provide, if necessary, for the reimbursement of the bonds by delivery of assets by the company;

     - authorizes the board of directors to decide whether the bonds would take the form of fixed term or perpetual subordinated securities or would have the features of indexed bonds or complex bonds as understood by the financial authorities (for example, due to the terms and conditions of reimbursement or remuneration or other rights such as indexing, option possibility); in case of issuance of subordinated securities, to determine their rank of subordination in compliance with Article L. 228-97 of the French Commercial Code;

     - accordingly grants all powers to the board of directors to effect such borrowing or borrowings and specifies that the board of directors shall have complete freedom to establish the features of the bonds and the warrants attached to the bonds, if any.

This authorization supersedes, as of today's date and to the extent not yet used, if any, any prior mandate granted to the board of directors for the purpose of issuing bonds. This authorization is granted for a five-year period as from today's date.

The board of directors may, pursuant to law, and according to the terms and conditions it establishes, sub-delegate to its chairman or any of its members the powers granted to it by this resolution, with the person so empowered being responsible to inform the board, under the conditions set by the board of directors, of the performance of his or her assignment.

Ninth resolution (Powers to carry out formalities)

The shareholders' meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes to carry out all formalities of filing, publicity and other where necessary.

FALLING WITHIN THE EXTRAORDINARY SHAREHOLDERS' MEETING

Tenth resolution (Authorization to be granted to the board of directors to increase the share capital, through issuance - without preferred subscription rights - of shares and/or other securities granting access, immediately or in the future, to shares in the company)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors and pursuant to the provisions of Article L.225-129-III of the French Commercial Code, in particular its paragraph 3:

1. Delegates to the board of directors the necessary powers in order to increase the share capital, on one or more occasions, in France or abroad, in such proportion and at such periods as it may deem appropriate, either in euros or in any other currency or monetary unit set up by reference to several currencies, by issuance of shares or other securities, including autonomous subscription warrants, issued with or without consideration, granting access immediately or in the future, over a period or on a fixed date, to shares (new or already issued) in the company through subscription, conversion, exchange, reimbursement, presentation of a warrant or any other means (such securities including bonds with stock options, bonds convertible into shares and bonds exchangeable into shares referred to in, and governed by, Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the French Commercial Code, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, or set-off by receivables, and that any issuance of preferred shares, with or without voting rights, or investment certificates shall be excluded;

2. Decides to set the limits of the amounts of authorized issuance in case of exercise of these powers by the board of directors, as follows:

     o the maximum nominal amount of the capital increases that may be carried out, immediately or in the future, through the issuance of shares or securities referred to above is set at 20 million euros; it being specified that the nominal amount of any capital increase that may be carried out, immediately or in the future, pursuant to the 11th and 13th resolutions of this meeting shall reduce such amount;

     o the additional nominal amount of shares that may be issued, in the case of new financial transactions, must, as necessary and in accordance with law, in order to preserve the rights of holders of securities granting access to shares in the future, reduce the maximum amount above;

     o the global maximum nominal amount of issuance of securities representing receivables on the company granting access to the capital may not exceed 20 million euros or the equivalent of such amount in any other currency or any other monetary unit by reference to several currencies on the date of the issuance; it being specified that (i) such amount is independent of the amount of the bonds and other interest notes that may be issued in accordance with the 8th resolution of this meeting and (ii) the nominal amount of debt instruments that may be issued pursuant to the 11th resolution of this meeting shall reduce such amount;

3. Decides that the issue price of the securities (including autonomous warrants issued for consideration) other than shares shall be such that the amount immediately received by the company, increased, if necessary, by the amount that may be received by it subsequently, or, for each share issued as a result of the issuance of such other securities, equals at least 95% of the average initial market price of the former shares recorded on the Nouveau Marche of the Euronext Paris for ten consecutive trading days chosen among the last twenty trading days prior to the beginning of the issuance, after adjustment, if necessary, for such average in case of difference between the dates from which shares bear rights, it being understood that the exercise price of autonomous warrants granted for no consideration shall be, for each share, at least equal to 95% of the adjusted average market prices as defined above;

4. Sets at twenty-six months, from the date of this meeting, the term of validity of this mandate;

5. In case of use of this mandate by the board of directors:

     o decides that the issuance or issuances will be reserved in priority to shareholders who may subscribe as of right in proportion to the number of shares then owned by them;

     o furthermore grants to the board of directors the right to create a subscription right for excess amounts;

     o takes note and decides, insofar as necessary, that this mandate would automatically connote, in favor of holders of issued securities, that shareholders waive their preferred subscription rights to the shares to which the issued securities would entitle them immediately or in the future;

     o decides to suppress the preferred subscription rights of shareholders of shares issued through conversion of bonds or exercise of autonomous warrants;

     o decides that, in the case of an offering of shares or compound securities, if the subscriptions as of right or, as applicable, for excess amounts have not accounted for the entirety of the offering, the board of directors may exercise, under the conditions established by law and in such order as it might determine, either of the following options:

               - limiting the issuance to the amount of the subscriptions, provided that such amount is at least three-quarters of the decided issuance;

               - freely allocating all or part of the shares or, in case of compound securities, those securities whose issuance has been decided but which have not been subscribed;

               - offering to the public, through a public issuance, all or part of the shares or, in case of compound securities, the non-subscribed securities, on the French market and/or abroad and/or on the international market.

     o decides that the issuance of company stock options may be implemented by either subscription offering or free allocation to holders of former shares;

     o decides that in case autonomous subscription warrants are granted for free, the board of directors may decide that the fractional rights shall not be tradable and that the corresponding securities shall be sold;

6. Decides that the board of directors shall have all powers, with possibility to sub-delegate under the conditions set by law, to implement this mandate, for the purpose, in particular, of:

     o    determining the class of securities to be issued;

     o deciding the amount to be issued, the issue price as well as the amount of the premium which may be requested during the issuance, as the case may be;

     o determining the dates and terms and conditions of issuance, the nature, features of the securities to be created; deciding, furthermore, in the case of bonds or other debt instruments, on their subordinated nature or not (and, if necessary, of their subordination rank, in accordance with the provisions of Article L. 228-97 of the French Commercial Code), to set their interest rate (in particular fixed or variable rate or zero coupon or indexed), duration (fixed or perpetual) and other terms and conditions of issuance (including whether to grant them guarantees or sureties) and amortization (including reimbursement by delivery of company's assets); to the extent necessary, the securities might be granted with warrants allowing their holders to receive, acquire or subscribe to bonds or any other securities representing a receivable or any complex bonds as understood by the financial authorities (for example, due to their terms and conditions of reimbursement or remuneration or other rights such as indexing, option possibility); amending, during the term of such securities, the terms and conditions thereof in accordance with applicable regulations;

     o determining the method of payment of the shares or other securities to be issued immediately or in the future;

     o setting, if necessary, the terms and conditions of exercise of the rights attached to the shares or securities to be issued and, in particular, deciding the date, which may be retroactive, from which the new shares would bear rights, determining the terms and conditions of exercise of the rights to conversion, exchange, reimbursement, if any, including by delivery of assets of the company such as shares or securities already issued by the company, as well as all other terms and conditions of the issuance;

     o setting the terms and conditions according to which the company will have, as applicable, the possibility to purchase or exchange on the stock exchange, at any time or during determined periods, the securities issued or to be issued immediately or in the future with a view to canceling them or not, given applicable legal constraints;

     o providing for the power to possibly suspend the exercise of the rights attached to such securities for a maximum three-month period;

     o at its sole initiative, including the capital increase costs in the amount of the premiums related thereto and withdrawing from such amount the necessary sums to increase the legal reserve to one-tenth of the new capital after each capital increase;

     o proceeding with any adjustments required pursuant to legal and regulatory provisions in order to take into account the consequence of transactions in the company's capital, in particular modification of the par value of the share, capital increase through incorporation of retained earnings, free granting of shares, division or regrouping of securities, distribution of retained earnings or any other assets, amortization of the capital, or any other transactions relating to owners' equity, and setting the terms and conditions such that the rights of holders of securities with access to the future capital will be preserved, if necessary;

     o noting the completion of each capital increase and modifying the by-laws accordingly;

     o generally, entering into any agreement, in particular to carry out the contemplated issuance successfully, taking all measures and carrying out all formalities required for the issuance, listing and financing of the securities issued pursuant to this mandate as well as the exercise of the rights attached thereto;

7. Takes note that this mandate supersedes as of this date to the extent not yet used, if any, all prior mandates relating to the issuance, with preservation of the preferred subscription right, of securities granting access, immediately or in the future, to a portion of the company's share capital.

8. Takes note of the fact that, in the event that the board of directors uses the mandate granted to it in this resolution, the board of directors will, at the following ordinary shareholders' meeting, pursuant to Article L.225-129-V, paragraph 3, of the French Commercial Code, report on the use made of the authorizations granted in this resolution.

Eleventh resolution (Authorization to be granted to the board of directors to increase the share capital through issuance - without preferred subscription rights - of shares and/or other securities granting access, immediately or in the future, to shares in the company)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors and pursuant to the provisions of Article L. 225-129-III of the French Commercial Code, in particular paragraph 3, as well as Article L. 225-148 of said Code:

1. Delegates to the board of directors the necessary powers in order to increase the share capital, on one or more occasions, in such proportion and at such periods as it may deem appropriate, on the French market and/or the foreign markets and/or the international market, through public issue, either in euros or in any other currency or monetary unit set up by reference to several currencies, by issuance of shares or other securities, including autonomous warrants, issued with or without consideration, granting access immediately or in the future, at any time or fixed date, to shares (new or already issued) of the company through subscription, conversion, exchange, reimbursement, presentation of a warrant or otherwise (such securities including bonds with equity warrant, bonds convertible into shares and bonds exchangeable into shares referred to in, and governed by, Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the French Commercial Code, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, or off-set by receivables, or, in all or part, by incorporation of retained earnings, profits or premiums, and that any issuance of preferred shares with or without voting right or investment certificates shall be excluded. Such securities may in particular be issued in order to (i) allocate shares in the company in case of exercises of stock options by certain employees of the company who are former Vialog employees, and (ii) remunerate securities that may be contributed to the company in the context of an exchange offer carried out in France or abroad according to local rules (for example in the context of an Anglo-Saxon "reverse merger") on securities meeting the conditions set by Article L.225-148 of the French Commercial Code;

2. Delegates to the board of directors the necessary powers to issue, in addition to the issuance that may be carried out pursuant to this mandate, shares or securities representing a portion of the company's capital to be issued further to the issuance by the companies in which the company directly or indirectly holds more than half of the share capital, with the consent of the latter:

     o of bonds issued by the company's subsidiaries with equity warrants of the company; or

     o of any other securities issued by the subsidiaries of the company entitling them through conversion, exchange, reimbursement, presentation of a warrant or otherwise, to the granting at any time or at fixed date, of securities which, for such purpose, would be issued, or are already issued, representing a portion of the company's capital.

This decision automatically entails, in favor of the holders of securities that may be issued by the company's subsidiaries, waiver by the shareholders of the company of their preferred subscription right to the shares or securities to which such securities entitle them.

The issuance of shares or warrants and securities representing a portion of the capital of the company following the transactions referred to in this paragraph 2 may not, in all events and without taking into account the adjustments that may be carried out pursuant to law, result in increasing the nominal capital of the company by an amount greater than 20 million euros, or the equivalent of such amount on such issuance date, which will be reduced by the global maximum amount set below for capital increases that may be carried out pursuant to this mandate;

3. Decides to set as follows the limits of the amounts of issuance authorized in case of use of this authorization by the board of directors:

          o the maximum nominal amount of the capital increases that may be carried out, immediately or in the future pursuant to this mandate is set at 20 million euros; it being specified that the nominal amount of any capital increase that may be carried out, immediately or in the future, pursuant to the 10th and 13th resolutions of this meeting shall reduce such amount;

          o to such upper limit shall be added, as applicable, the nominal amount of shares that may be issued as required, in case of new financial transactions, to preserve, pursuant to the law, the rights of holders of securities entitling them to shares in the future;

          o the global maximum nominal amount of the issuance of securities representing receivables on the company granting access to the capital may not exceed 20 million euros or the equivalent on the issuance date of this amount in any other currency or other monetary unit set up by reference to several currencies; it being specified (i) that this amount is independent of the amount of the bonds and other debt instruments that may be issued pursuant to the 8th resolution of this meeting and (ii) that the nominal amount of the debt instruments that may be issued pursuant to the 10th resolution of this meeting shall be imputed in this amount.

4. Sets at twenty-six months, as from the date of this meeting, the term of validity of this authorization;

5. Decides to suppress the preferred subscription right of the shareholders to securities subject to this resolution, but allowing the board of directors the possibility to grant to the shareholders, for a time period and according to terms and conditions it may set and for all or part of an issuance that it carries out, a subscription priority that does not give rise to the creation of negotiable rights and that shall be exercised in proportion to the number of shares owned by each shareholder and that may be supplemented by a subscription for excess securities; it being specified that the unsubscribed securities will be the object of a public offering in France and/or abroad and/or on the international market;

6. Decides that should the subscriptions, including those of the shareholders, if any, not absorb the aggregate issuance, the board may limit the amount of the transaction to the amount of the subscriptions received, provided that such amount reaches, at least, three-quarters of the decided issuance;

7. Takes note and decides, insofar as necessary, that this mandate would automatically entail, in favor of the holders of issued securities, waiver by the shareholders of their preferred subscription rights to the securities to which the issued securities would entitle them;

8. Decides to suppress the preferred subscription rights of the shareholders to shares issued by conversion of bonds or exercise of autonomous warrants;

9. Decides, in accordance with Article L.225-136 2 of the French Commercial Code, that:

     o the issue price for the shares issued directly should be at least equal to the average opening market prices of the existing share recorded on the Nouveau marche of Euronext Paris for ten consecutive trading days chosen among the last twenty trading days prior to the beginning of the issuance, after adjustment, if necessary, of such average in case of difference between the dates from which shares bear rights;

     o the issue price of the securities (including autonomous warrants) other than shares shall be such that the amount immediately received by the company, increased, if necessary, by the amount that may be received by it subsequently, or, for each share issued as a result of the issuance of such other securities, shall be at least equal to the adjusted average market price defined in the previous paragraph;

     o the conversion, reimbursement or generally the transformation into shares of each convertible, reimbursable or otherwise transformable bond will be made, considering the par value of the bond, into a number of shares such that the amount received by the company, for each share, is at least equal to the adjusted average market prices defined in the first section of this paragraph 9;

     o in case of amendment or modification to the provisions of Article L.225-136 paragraph 2 of the French Commercial Code, the terms and conditions above shall be deemed null and void and replaced by the new applicable regulation;

10. Decides that the board of directors shall have all powers, with possibility to sub-delegate under the conditions set by law, to implement this mandate, for the purpose, in particular, of:

     o    determining the class of securities to be issued;

     o deciding the amount to be issued, the issue price as well as the amount of the premium that may be requested upon issuance, as the case may be;

     o determining the dates and terms and conditions of the issuance, the nature, features of the securities to be issued, deciding, furthermore, in case of bonds or other debt instruments, of their subordinated nature or not (and, if necessary their subordination rank, in accordance with the provisions of Article L.228-97 of the French Commercial Code), setting their interest rate (in particular fixed or variable interest rate, with coupon zero or index-linked), their term (fixed or perpetual) and the other terms and conditions of issuance (including whether to grant them guarantees or sureties) and amortization (including reimbursement by delivery of company's assets); to the extent necessary, the securities may be granted with warrants allowing their holders to receive, acquire or subscribe to bonds or any other securities representing a receivable or any complex bonds as understood by the financial authorities (for example, due to their terms and conditions of reimbursement or remuneration or other rights such as indexing, option possibility); amending, during the term of such securities, the terms and conditions thereof in accordance with applicable regulations;

     o determining the method of payment of the shares or other securities to be issued immediately or in the future;

     o setting, if necessary, the terms and conditions of exercise of the rights attached to the shares or securities to be issued and, in particular, setting the date, which may be retroactive, as from which the new shares would bear rights, determining the terms and conditions of exercise of the rights to conversion, exchange, reimbursement, if any, including by delivery of assets of the company such as shares or securities already issued by the company, as well as all other terms and conditions of completion of the issuance;

     o setting the terms and conditions according to which the company will have, as applicable, the possibility to purchase or exchange on the stock exchange, at any time or during determined periods, the securities to be issued immediately or in the future with a view to canceling them or not, given applicable legal constraints;

     o providing for the ability to possibly suspend the exercise of the rights attached to the securities issued for a maximum three-month period;

     o more particularly, in case of issuance of securities for the purpose of remunerating securities contributed in the context of a public exchange offer, setting the list of the securities contributed to the offer, the conditions of the issuance, the exchange parity as well as, if necessary, the amount of the cash amount to be paid and determining the terms and conditions of the issuance in the context either of a public exchange offer, an alternative purchase or exchange offer, or a sole offer proposing the purchase or exchange of the securities referred to for payment in securities and in cash, or a public tender offer or a proposed exchange as a principal matter, along with a subsidiary public exchange offer or public tender offer, or any other form of tender offer complying with the law and regulation applicable to said tender offer;

     o at its sole initiative, charging the cost of capital increases on the amount of the premiums related thereto and withdrawing from such amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each capital increase;

     o proceeding with any adjustments required in accordance with legal and regulatory provisions in order to take into account the effect of transactions in the company's capital, in particular modification of the par value of the share, capital increase through incorporation of reserves, free granting of shares, division or regrouping of securities, distribution of retained earnings or any other assets, amortization of the capital, or all other transactions related to owners' equity, and setting the terms and conditions under which the rights of holders of securities giving access to capital in the future will be preserved, if necessary;

     o noting the completion of each capital increase and modifying the by-laws accordingly;

     o generally, entering into all agreements, in particular to carry out the contemplated issuance successfully, taking all measures and carrying out all formalities required for the issuance, listing and financing of the securities issued pursuant to this mandate as well as the exercise of the rights attached thereto.

11. Takes note that this mandate supersedes as of today's date, to the extent not yet exercised, if any, all prior mandates relating to the issuance, without preferred subscription right, of securities giving access, immediately or in the future, to a portion of the company's share capital;

12. Takes note of the fact that, in the event that the board of directors uses the mandate granted to it in this resolution, the board of directors will report on the use made of the authorizations granted in this resolution to the following ordinary shareholders' meeting, in accordance with Article L.225-129-V, paragraph 3, of the French Commercial Code.

Twelfth resolution (Authorization to be granted to the board of directors to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor of the latter)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors, and pursuant, on the one hand, to the provisions of Articles L.225-129-VII and L.225-138 of the French Commercial Code, and on the other hand, to Article L.443-5 of the French Labor Code:

1. Delegates to the board of directors the necessary powers to carry out a share capital increase, on one or more occasions, of a maximal nominal amount of 1,000,000 euros, through the issuance of shares reserved for employees, pre-retired or retired persons of the company and of French or foreign companies related thereto within the context of applicable legal constraints, to the extent that such employees, pre-retired or retired persons participate in a company or group savings plan that may be established pursuant to Articles L.443-1 et seq. of the French Labor Code;

     o sets at five years, as from the date of this meeting, the term of validity of this mandate;

     o decides that the issue price for the new shares may not be higher than the average opening market prices of the shares on the Nouveau Marche of Euronext Paris during the twenty trading days preceding the day of the decision setting the date of opening of the subscriptions, or lower than 20% of such average for the members of a company savings plan or 30% when the plan provides for a vesting period of at least ten years in accordance with Article L. 443-6 of the French Labor Code;

     o decides to suppress in favor of the beneficiaries indicated above the preferred subscription right of the shareholders to the securities being the purpose of this authorization, and to waive any right to free shares that may be issued in accordance with this resolution;

2. Decides that the board of directors will have all powers to implement this mandate, with possibility to sub-delegate under applicable legal provisions, within the limits and under the conditions specified above for the purpose, in particular, of:

     o setting, given applicable legal provisions, the list of the companies whose employees, pre-retired or retired persons may subscribe to the issued shares;

     o deciding that the subscriptions may be carried out directly or through collective bodies;

     o determining the conditions, in particular seniority, with which the beneficiaries of capital increases will be required to meet;

     o determining the conditions under which the retired and pre-retired participants in a company or group savings plan may or may not subscribe to the capital increase;

     o    setting the opening and closing dates for the subscriptions;

     o setting the amounts of the issuance that may be realized pursuant to this authorization and deciding in particular the issue price, dates, time-periods, terms and conditions of subscription, payment, delivery and record date of the shares (which may be retroactive), within the applicable legal or regulatory limits;

     o in case of free allocation of shares, setting the number of shares to be issued, the number to be granted to each beneficiary, and setting the dates, time-periods, terms and conditions of granting of such shares within the applicable legal or regulatory limits; and deciding
          (i) that the granting of such shares shall be substituted, in total or in part, for the maximum rebates set forth above in respect of the determination of the issuance price, or (ii) that the counter-value of the shares should be charged over the total amount of the contribution, or (iii) to combine such options;

     o noting the completion of the capital increases up to the amount of the shares that would actually be subscribed or deciding to increase the amount of such capital increases so that all the subscriptions received might be served, and proceeding with the subsequent modifications of the by-laws;

     o if necessary, charging the costs of capital increases on the amount of the premiums related thereto and withdrawing from such amount the sums necessary to bring the legal reserve up to one-tenth of the new capital after each capital increase;

     o generally, entering into all agreements in particular to carry out the contemplated issuance successfully, taking all measures and carrying out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this mandate as well as the exercise of rights attached thereto.

Thirteenth resolution (Authorization to be given to the board of directors in order to increase the share capital through incorporation of premiums, retained earnings, profits or other)

The shareholders' meeting, ruling under the quorum and majority conditions required for ordinary shareholders' meetings, having read the report of the board of directors and pursuant to the provisions of Article L.225-129-II of the French Commercial Code:

1. Delegates to the board of directors all powers to increase the capital on one or more occasions in such proportion and at such periods as it might deem appropriate through incorporation of premiums, retained earnings, profits or any other means, and whose capitalization would be possible pursuant to the law and the by-laws by way of granting of free shares or increasing in the par value of the existing shares or through joint use of two such processes. The maximum nominal amount of the capital increases likely to be completed in this respect may not exceed 10,000,000 euros; it being specified that the nominal amount of any capital increase likely to be completed, directly or indirectly, pursuant to the 10th and 11th resolutions submitted to this meeting, should be charged on such amount;

2. In case of use by the board of directors of this mandate of powers, it will have all powers, with possibility to sub-delegate under the conditions set by the law, to implement this mandate, in particular, for the purpose of:

o setting the amount and nature of the sums to be incorporated in the capital, setting the number of new shares to be issued and/or the amount by which the par value of the existing shares forming the share capital will be increased, setting the date, even retroactive, as of which the new shares will bear rights or the date on which the increase of the par value will be effective;

o    deciding, in case of free distributions of shares:

     - that as an exemption from the provisions of Article L.225-149 of the French Commercial Code, fractional rights will not be tradable and that the corresponding shares will be sold; the amounts received from the sale to be allocated to the holders of the rights no later than thirty days after the date of registration on their account of the whole number of granted shares;

     - that those shares to be granted for former shares benefiting from a double voting right will benefit from such right as from their issuance;

     - to make all adjustments required pursuant to legal and regulatory provisions;

     - to note the completion of each capital increase and to modify the by-laws accordingly;

     - generally, to enter into all agreements, to take all measures and to carry out all formalities necessary for the issuance, listing and financing of the securities issued pursuant to this mandate as well as the exercise of the rights attached thereto.

3. This authorization supersedes, as of today's date to the extent not yet exercised, if any, any prior mandate granted to the board of directors to increase the share capital through incorporation of premiums, retained earnings, profits or other. This authorization is granted for a twenty-six-month period as from this day.

Fourteenth resolution (Authorization to be granted to the board of directors to grant stock options)

The shareholders' meeting, ruling under the quorum and majority conditions required for extraordinary shareholders' meetings, having read the report of the board of directors and the special report of the statutory auditors prepared pursuant to law:

1. Authorizes the board of directors, in the context of the provisions of Articles L.225-177 through L.225-186 of the French Commercial Code, to grant, on one or more occasions, in favor of such members of the staff as it might determine among the employees and, potentially, the officers of the company and companies or groups in France or abroad related thereto under the conditions referred to in Article L.225-180 of such Code, options granting rights to the subscription of new shares of the company to be issued as capital increases, as well as options entitling them to purchase shares repurchased by the company;

2. Decides that the stock options granted pursuant to this authorization may not give rise to more than 200,000 total shares and shall be exercised within a maximum period of eight years;

3. Delegates all powers to the board of directors, with possibility to sub-delegate given applicable legal constraints, to set the conditions under which the options may be granted, in particular to determine the companies, members of the staff and corporate officers concerned, as well as the number of shares that may be subscribed or purchased by each of them. Such conditions may, in particular, include clauses conditioning the exercise of such options upon the completion of targets set by the board, as well as clauses prohibiting the immediate resale of all or part of the shares, such time-period for conservation of securities not to exceed three years as from the exercise of the option;

4. Decides that the price to be paid at the time of the exercise of the stock option shall be set by the board of directors without such price being lower than the limit then applicable referred to in Article L.225-177 of the French Commercial Code. In the case of purchase options, such price may not be lower than the limit then applicable referred to in Article L.225-179 of such Code. However, if during the period when the granted options might be exercised, the company carries out one of the financial transactions or securities transactions provided for in Article L.225-181 of such Code, the board of directors will adjust, under the conditions provided for by the regulations then in force, the number and price of the shares included in the options granted to beneficiaries of options to take into account the effect of such transaction;

5. Decides that this authorization entails, in favor of the beneficiaries of stock options, express waivers from the shareholders of their preferred subscription right to shares that will be issued to the extent that the stock options are exercised. The share capital increase resulting from the exercises of stock options will be definitively carried out solely as a result of the declaration of exercise of option along with subscription forms and exercise payments that may be made in cash or offset by receivables on the company. The board of directors will note, if necessary, under applicable legal provisions, the number and amount of shares issued through the exercise of stock options and will perform the necessary modifications to the clauses of the by-laws relating to the amount of the share capital and the number of shares.

6. Further decides that the board of directors will have all powers necessary to set the dates of exercise of the options, temporarily suspend the exercise thereof in case of financial transactions and decide all other terms and conditions of such options.

7. Such authorization is granted for a thirty-eight-month period as of today's date and shall not deprive of effect, for the portion not yet exercised, if any, any prior mandate granted to the board of directors in order to grant stock options.

Fifteenth resolution (Powers to carry out formalities)

The shareholders' meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all filing, publicity and other formalities where necessary.

The shareholders' meeting is formed of all shareholders, regardless of the number of shares they hold. No one can represent a shareholder therein if he/she is not himself/herself a shareholder or the spouse of the represented shareholder.

To be entitled to attend, to vote by mail or to be represented at the meeting:

- holders of registered shares must have their shares registered in their names at least one day prior to the shareholders' meeting and until adjournment thereof;

- holders of bearer shares must, at least one day prior to the shareholders' meeting, request from the financial intermediary with whom their securities are registered a certificate evidencing that the securities are held in a blocked account until the date of the meeting.

In accordance with Article 136 of the French Decree of March 23, 1967, any shareholder having carried out either of the above formalities may nevertheless sell all or part of his/her shares for the minimum period of registration or unavailability of bearer securities by notifying the bookkeeper empowered by the Conseil des marches financiers of the revocation of such registration or unavailability prior to 3:00 p.m. (Paris time) the day before the meeting providing that, if he/she has requested an admission card or has already expressed his/her vote by mail or sent a proxy, he/she provides the bookkeeper empowered by the Conseil des marches financiers with the information enabling the latter, as the case may be, to cancel his/her vote or to modify the number of shares and votes corresponding to his/her vote.

Requests for registration of draft resolutions by shareholders fulfilling the conditions provided for in Article 128 of the French Decree of March 23, 1967 must, in accordance with legal provisions, be sent to the registered office of the company by registered letter with receipt requested within ten days of the publication of this notice.

To be able to vote by mail or by proxy, the shareholders must, as necessary, obtain the proxy and mail-in voting forms from the company or NATEXIS BANQUES POPULAIRES Service Financier, SF-Emetteur Assemblee, 10-12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX (tel.: (+33) 1 58 32 34 89) (fax: (+33) 1 58 32 46 60) or from the intermediary with whom their securities are registered so that the request is received no later than six days before the date of the shareholders' meeting.

Votes by mail shall be taken into account only for duly completed and signed forms, returned to the registered office of the company or to NATEXIS BANQUES POPULAIRES Service Financier, SF-Emetteur Assemblee, 10-12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX (tel.: (+33) 1 58 32 34 89) (fax: (+33) 1 58 32 46 60) at least one day prior to the shareholders' meeting, along with, for bearer shareholders, the certificate evidencing that the shares granting a right to vote are held in a blocked account.

For this Meeting, no vote by telecommunication or electronic means is planned and, therefore, no site referred to in Article 119 of the Decree n67-236 of March 23, 1967 will be established therefor.

In accordance with law, all documents that must be communicated to the shareholders' meeting will be made available to shareholders at the company's registered office within the time periods established by law.

                                                         The board of directors.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 14, 2004

                                                    GENESYS SA


                                                    By: /s/ Francois Legros
                                                       --------------------
                                                    Name:  Francois Legros
                                                    Title: Chairman and Chief
                                                           Executive Officer